Exhibit 99.1

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

AND FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

2

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	June 30,	December 31,
	2022	2021
	UNAUDITED	AUDITED
ASSETS
Current assets:
Cash and cash equivalents	$20,696	$14,393
Restricted cash	15,600	-
Accounts receivable, net of allowance for credit losses of $14,904 and $15,737, respectively	28,770	32,313
Amount due from related parties	955	898
Other receivables	49,649	32,022
Inventories, net	55,754	37,563
Other assets, current	319	359
Total current assets	171,743	117,548
Property, plant, and equipment, net	101,075	109,476
Right-of-use assets	14,482	16,359
Goodwill	46,961	51,571
Intangible assets, net	3,667	3,975
Other assets, noncurrent	2,194	973
Total assets	$340,122	$299,902

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Lines of credit – working capital	$50,843	$79,504
Lines of credit – wheat inventories	126,506	70,361
Accounts payable	35,912	26,196
Accrued expenses	26,742	13,062
Contract liabilities	1,720	1,910
Current portion of long-term debt	6,681	10,845
Forward share purchase agreements derivative liability	5,087	-
Contingent consideration liability	1,311	-
Other liabilities, current	1,578	1,019
Total current liabilities	256,380	202,897
Long-term debt	9,616	14,129
Loan from related party	166	1,234
Stockholder loans	-	15,269
Deferred tax liabilities	17,254	18,721
Total liabilities	283,416	252,250

Stockholders’ equity:
Preferred Shares; $0.001 par value; 1,000,000 authorized, — and — issued and outstanding, at June 30, 2022 and December 31, 2021, respectively	-	-
Ordinary shares, $0.001 par value; 100,000,000 authorized; 26,811,650 and 20,910,600 issued and outstanding at June 30, 2022 and December 31, 2021, respectively	27	21
Class Z ordinary shares, $0.001 par value; 30,000,000 authorized; — and — issued and outstanding, at June 30, 2022 and December 31, 2021, respectively	-	-
Additional paid-in capital	143,909	119,979
Accumulated deficit	(91,795)	(83,550)
Accumulated other comprehensive (loss) income	(2,201)	3,685
Non-controlling interest	6,766	7,517
Total Stockholders’ equity	56,706	47,652
Total liabilities and Stockholders’ equity	$340,122	$299,902

The accompanying notes are an integral part of these condensed consolidated financial statements.

3

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

(In thousands, except share and per share data)

	Six months ended
	June 30,	June 30,
	2022	2021

Revenues	$154,992	$120,985
Cost of sales	139,881	104,869
Gross profit	15,111	16,116
Selling, general and administrative expenses	14,696	10,870
Total operating expenses	14,696	10,870
Operating income	415	5,246
Other expense (income):
Interest income	-	(269)
Interest expense	4,857	3,431
Change in fair value of derivatives and contingent consideration	405	-
Foreign Exchange loss	1,913	906
Total other expense	7,175	4,068
(Loss) income before taxes	(6,760)	1,178
Income tax expense	1,605	1,222
Net loss	(8,365)	(44)
Net (loss) income attributable to noncontrolling interest	(120)	205
Net loss attributable to the Company	$(8,245)	$(249)

Loss per common shares outstanding – basic and diluted	$(0.39)	$(0.00)

Weighted average number of shares outstanding - basic and diluted	21,566,289	20,910,600

Net loss	(8,365)	(44)
Other comprehensive loss net of tax:
Foreign currency translation adjustments	(6,517)	(240)
Total other comprehensive loss	(6,517)	(240)
Comprehensive loss	(14,882)	(284)
less: Comprehensive (loss) income attributable to non-controlling interest	(751)	157
Comprehensive loss attributable to the Company	$(14,131)	$(441)

The accompanying notes are an integral part of these condensed consolidated financial statements.

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FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(UNAUDITED)

(In thousands, except share and per share data)

					Accumulated
			Additional		Other	Non-	Total
	Common Stock		paid-in	Accumulated	Comprehensive	Controlling	Stockholders’
	Shares	Amount	capital	Deficit	Income (Loss)	Interest	Equity

Balance, December 31, 2020	120,000,000	$120,000	$-	$(74,397)	$6,309	$82	$51,994
Retroactive adjustment to reflect recapitalization	(99,089,400)	(119,979)	119,979	-	-	-	-
Balance, December 31, 2020 - adjusted	20,910,600	$21	$119,979	$(74,397)	$6,309	$82	$51,994
Net (loss) income	-	-	-	(249)	-	205	(44)
Foreign exchange loss	-	-	-	-	(192)	(48)	(240)
Consolidation of variable interest entities	-	-	-	-	-	4,037	4,037
Balance, June 30, 2021	20,910,600	21	119,979	(74,646)	6,117	4,276	55,747

Balance, December 31, 2021	120,000,000	$120,000	$-	$(83,550)	$3,685	$7,517	$47,652
Retroactive adjustment to reflect recapitalization	(99,089,400)	$(119,979)	$119,979	-	-	-	-
Balance, December 31, 2021 - adjusted	20,910,600	$21	$119,979	$(83,550)	$3,685	$7,517	$47,652
Merger and recapitalization	1,445,160	2	6,125	-	-	-	6,127
Derivative liability for forward purchase agreement	-	-	(4,685)	-	-	-	(4,685)
Issuance of ordinary shares upon exercise of warrants	1,887,460	2	19,439	-	-	-	19,441
Shares issued in PIPE	1,320,000	1	13,861	-	-	-	13,862
Shares issued on convertible bonds	1,248,430	1	11,796	-	-	-	11,797
Consideration payable to selling stockholders	-	-	(20,000)	-	-	-	(20,000)
Transaction costs	-	-	(2,606)	-	-	-	(2,606)
Net loss	-	-	-	(8,245)	-	(120)	(8,365)
Foreign exchange loss	-	-	-	-	(5,886)	(631)	(6,517)
Balance, June 30, 2022	26,811,650	27	143,909	(91,795)	(2,201)	6,766	56,706

The accompanying notes are an integral part of these condensed consolidated financial statements.

5

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In thousands, except share and per share data)

	Six months ended
	June 30,	June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(8,365)	$(44)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	2,185	1,732
Amortization of intangible assets	55	23
Amortization of right-of-use assets	556	603
Bad debt expense	616	94
Change in fair value of derivatives	405	-
Deferred income taxes	237	279
Changes in operating assets and liabilities:		-
Accounts receivable	(2,171)	2,126
Other receivables	(22,000)	(14,311)
Inventories	(22,620)	(29,760)
Accounts payable	13,881	1,239
Other payables and liabilities	(12,912)	(6,371)
Net cash used in operating activities	(50,133)	(44,390)
Cash flows from investing activities:
Acquisition of businesses, net of cash acquired	-	(5,719)
Purchases of property, plant, and equipment	(3,168)	(1,452)
Sales of property, plant, and equipment	100	534
Additions to intangible assets	(124)	(10)
Additions to right-of-use assets	(135)	(706)
Net cash used in investing activities	(3,327)	(7,353)
Cash flows from financing activities:
Proceeds from forward share purchase agreement	19,441	-
Cash acquired in business combination	13,966	-
Conversion of shareholders loan	-	-
Proceeds from convertible bonds issued	11,000	-
Transaction costs	(2,606)	-
Stockholder loans	(100)	12,003
Borrowings on financial debt	183,424	180,370
Repayments on financial debt	(147,833)	(126,449)
Net cash provided by financing activities	77,292	65,924
Effect of exchange rate changes on cash and cash equivalents	(1,929)	(60)
Net increase in cash and restricted cash	21,903	14,121
Cash and restricted cash, beginning of period	14,393	12,683
Cash and restricted cash, end of period	$36,296	$26,804

Non-cash financing activities:
Forward share purchase agreements	$4,685	$-
Contingent consideration liability	$1,308	$-
Conversion of convertible bonds into ordinary shares	$11,796	$-
Conversion of stockholder loan	$15,167	$-

Supplemental cash flow disclosures:
Interest paid	$5,288	$1,795
Income taxes paid	$1,366	$489

The accompanying notes are an integral part of these condensed consolidated financial statements.

6

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2022

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Nature of Operations - Forafric Global PLC and Subsidiaries (the “Company”, “we”, “us” or “our”), formerly known as Forafric Agro Holdings Limited, through its subsidiaries is a market leader in the milling industry in Morocco, with a complete offering of flours and semolina, secondary processing products including pasta and couscous, rice, and starches (“Milling Business”).

During 2021, the Company owned common stock representing 100% ownership in Millcorp Geneva SA (“Millcorp”). Millcorp is a trading company that trades grains and oils for use as animal feed (“Grain Trading Business”). On June 1, 2021 (“Separation Date”), the Company distributed its 100% ownership in Millcorp to the Parent Company which resulted in the spin-off of its Grain Trading business (“Restructuring”). The Company did not receive any consideration from the Parent Company for distributing the 100% ownership in Millcorp. The assets, liabilities, and results of operations of Millcorp have been excluded from these condensed consolidated financial statements.

Based on an evaluation of the guidance under Staff Accounting Bulletin (“SAB”) Topic 5.Z.7, Accounting for the spin-off of a subsidiary, it was determined that the Restructuring should be reflected as a change in reporting entity. As such, the accompanying condensed consolidated financial statements of the Company retroactively reflect the Restructuring, including all distributions and transactions in conjunction therewith, and exclude Millcorp for all periods presented. These condensed consolidated financial statements are the consolidated financial statements of the Company and its subsidiaries, each of which is controlled, and is based on the financial position and results of operations of the Company as a standalone company. Intercompany balances and transactions between consolidated entities have been eliminated. Refer to Note 22 — Related Parties for further information regarding the Company’s related party transactions.

On June 9, 2022 (the “Closing Date”), Forafric Agro Holdings Limited (“FAHL”), consummated the previously announced business combination and related transactions pursuant to a securities purchase agreement, dated December 19, 2021 (“Business Combination Agreement”) which provides for the Business Combination (as defined below) between FAHL and Globis Acquisition Corp., a Delaware corporation (“Globis”).

Description of the Business Combination - In accordance with the Business Combination Agreement, the consummation of the following series of separate transactions took place (collectively, the “Business Combination”): (i) Globis formed a new holding company, Globis NV Merger Corp., a Nevada corporation (“Globis Nevada”), which changed its jurisdiction of incorporation by transferring by way of a redomiciliation and domesticating as a Gibraltar private limited company known as “Forafric Global Limited” (the “Redomiciliation”) and, following the Redomiciliation, altered its authorized and issued share capital and thereafter re-registering as a Gibraltar public company limited by shares and changed its name to “Forafric Global PLC” (referred to herein as “New Forafric”); (ii) New Forafric formed a new wholly-owned subsidiary, Globis NV Merger 2 Corp., a Nevada corporation (“Merger Sub”); (iii) Globis merged with and into Merger Sub, with Merger Sub surviving (the “Merger”); (iv) an agent was appointed to act on behalf of Globis stockholders such that, subject to and immediately following the completion of the Merger, the agent entered into a contribution and subscription agreement with New Forafric (the “Contribution Agreement”) pursuant to which the issued and outstanding shares of common stock of Merger Sub issued pursuant to the Merger will be exchanged (the “Exchange”), on a one-for-one basis, for ordinary shares, nominal value $0.001 per share, of New Forafric (the “Ordinary Shares”); and (v) on June 9, 2022, New Forafric acquired 100% of the equity interests in FAHL from Lighthouse Capital Limited (“Seller”) and FAHL became a direct subsidiary of New Forafric.

Accounting Treatment - While the legal acquirer in the Business Combination is Globis, for financial accounting and reporting purposes under accounting principles generally accepted in the United States of America (“U.S. GAAP”), FAHL is the accounting acquirer with the Business Combination accounted for as a “reverse recapitalization.” A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of the financial statements of FAHL. Under this accounting method, Globis is treated as the “acquired” company and FAHL is the accounting acquirer, with the transaction treated as a recapitalization of FAHL. Globis’s assets, liabilities and results of operations were consolidated with FAHL beginning on the date of the Business Combination.

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FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Except for certain derivative liabilities. the assets and liabilities of Globis were recognized at historical cost and were not material, with no goodwill or other intangible assets recorded. The derivative liability, which is related to forward share purchase agreements, and the contingent consideration liability were recorded at fair value. The consolidated assets, liabilities, and results of operations of FAHL became the historical financial statements, and operations prior to the closing of the Business Combination presented for comparative purposes are those of FAHL. Pre-Combination shares of common stock were converted to shares of common stock of the combined company using the conversion ratio of 0.1743 and for comparative purposes, the shares and net loss per share of FAHL, prior to the Business Combination, have been retroactively restated using the conversion ratio.

The following table provides a reconciliation of the common shares as of June 30, 2022:

FAHL existing shares at closing date	120,000,000
FAHL existing shares at closing date - converted	20,910,600

Issuance of common stock upon exercise of warrants	1,887,460
Shares issued in PIPE	1,320,000
Shares issued on convertible bonds	1,248,430
Conversion of shareholders loans	1,445,160
Total recapitalization	5,901,050
Total shares outstanding as of June 30, 2022	26,811,650

The following table provides a summary of the significant sources and uses of cash related to the closing of the Business Combination on June 9, 2022:

Amount in Globis trust account at closing	$118,450
Cash paid to redeeming shareholders	(99,009)
Amount available after paying redeeming stockholders	19,441
Cash to escrow for Forward Share Purchase Agreements	(16,200)
Transfer of cash not redeemed	(3,241)
Remaining balance	$-

Basis of Presentation - These condensed consolidated financial statements reflect the financial condition, results of operations and cash flows of the Company and have been prepared in accordance with U.S. GAAP.

The condensed consolidated financial statements and notes thereto are unaudited, and as permitted by the interim reporting rules and regulations set forth by the U.S. Securities and Exchange Commission (“SEC”), exclude certain financial information and note disclosures normally included in annual audited financial statements prepared in accordance with U.S. GAAP. The condensed consolidated financial statements reflect all material adjustments of a normal recurring nature that, in the opinion of management, are necessary for a fair presentation of the results for the interim periods. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2021.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Policies – The Company’s accounting policies used in the preparation of these condensed consolidated financial statements do not differ from those used in the audited consolidated financial statements as of and for the year ended December 31, 2021, unless otherwise noted.

Use of Estimates - The preparation of our condensed consolidated financial statements in conformity with GAAP requires management to use judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of net sales and expenses during the reporting period. Significant accounting policy elections, estimates and assumptions include, among others, allowance for credit losses, valuation assumptions of goodwill and intangible assets, useful lives of long-lived assets, and measurement of income tax assets. Given the uncertainty of the global economic environment and the impact of COVID-19, our estimates could be significantly different than future performance. Actual results could differ from these estimates. Historically, the aggregate differences, if any, between our estimates and actual amounts in any year have not had a material effect on our condensed consolidated financial statements.

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FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Principles of Consolidation – The accompanying condensed consolidated financial statements include all entities controlled by the Company after reflecting the Restructuring previously described.

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive the benefits from its activities that could potentially be significant to the entity. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. The accounts of subsidiaries are included in the condensed consolidated financial statements from the date that control commences until the date that control ceases.

Foreign Currency Translation and Transactions - The Company’s functional currency is the Moroccan dirham, and its presentation currency is the United States Dollar (“USD”). The functional currency is translated into U.S. dollars for balance sheet accounts using currency exchange rates in effect as of the balance sheet date, and for revenue and expense accounts using a weighted-average exchange rate during the period. The transactions in foreign currency (that is a different currency than the functional currency of the entity) are converted at the exchange rate prevailing to the date of the transaction. The assets and liabilities denominated in foreign currencies are evaluated in the current period on the date of the closing or at the opening rate, when applicable. The translation adjustments are deferred as a separate component of equity in accumulated other comprehensive income. Gains or losses resulting from transactions denominated in foreign currencies and intercompany debt that is not of a long-term investment nature are included in (Gain) loss on foreign currency exchange in the condensed consolidated statements of operations and comprehensive income (loss).

Government Subsidies – The Moroccan government provides certain subsidy programs based on production of affordable flour and import taxes. Subsidies are paid by the Moroccan government and are predicated on sales of flour and price of imported raw materials. The Company records the flour subsidies as a credit against the related costs that the subsidies were intended to offset in the same periods that the costs were incurred within the consolidated statement of operations. Outstanding government subsidies are included in other receivables on the balance sheet.

Credit Risk – Financial instruments potentially subject to concentration of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. At times during the periods presented, the Company had funds in excess of Deposit Insurance programs in Morocco, on deposit at various financial institutions. Management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

The Company’s trade accounts receivable are unsecured and geographically dispersed. No single client’s trade accounts receivable balance as of June 30, 2022 and December 31, 2021 exceeded 10% of the Company’s consolidated accounts receivable, net.

Transaction Costs - The Company incurred significant costs direct and incremental to the Business Combination and therefore to the recapitalization of the Company. Direct transaction costs were allocated between equity and liability instruments measured at fair value on a recurring basis that were newly issued in the recapitalization.

Fair Value Measurements – The Company follows the guidance in accounting standards codification (“ASC”) 820, “Fair Value Measurement,” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period. The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).

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FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

-	Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

-	Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

-	Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The Company’s financial instruments include cash equivalents, restricted cash, accounts receivable from customers, accounts payable and accrued liabilities, all of which are typically short-term in nature. The Company believes that the carrying amounts of these financial instruments reasonably approximate their fair values due to their short-term nature.

The Company measures the derivative liability related to Forward Purchase Agreements (“FPAs”) at fair value on a recurring basis beginning June 9, 2022 (the date of closing of the Business Combination) and June 30, 2022. Refer to Note 14 — Derivative Liability for further information regarding the Company’s Forward Purchase Agreements.

The Company measures the contingent consideration liability at fair value on a recurring basis beginning June 9, 2022 (the date of closing of the Business Combination) and June 30, 2022. Refer to Note 15 — Contingent Consideration Liability for further information.

Variable Interest Entities – Effective on October 7, 2021, the Company completed a share purchase acquisition of Moulins Sanabil SA (“Sanabil SA”) and has been since actively involved in their operations and has the power to direct the activities and significantly impact Sanabil SA’s economic performance. The Company also bears the risk of losses and has the right to receive 60% of the benefits from Sanabil SA. As such, in accordance with ASC 810-10-25-38A through 25-38J, Sanabil SA is considered a VIE of the Company and the financial statements of Sanabil SA were consolidated from the date that the control existed.

Effective on July 30, 2021, the Company completed a share purchase acquisition of Moulin du Sahel Burkina (“MDS Burkina”) and has since significant economic exposure to MDS Burkina. The Company also bears the risk of losses and has the right to receive 78.21% of the benefits from MDS Burkina. As such, in accordance with ASC 810-10-25-38A through 25-38J, MDS Burkina is considered a VIE of the Company and the financial statements of MDS Burkina were consolidated from the date that the control existed.

Effective on April 30, 2021, the Company completed a share purchase acquisition of MDS Mali and has been since actively involved in their operations and has the power to direct the activities and significantly impact MDS Mali’s economic performance. The Company also bears the risk of losses and has the right to receive 70.35% of the benefits from MDS Mali. As such, in accordance with Accounting Standards Codification (“ASC”) 810-10-25-38A through 25-38J, MDS Mali is considered a VIE of the Company and the financial statements of MDS Mali were consolidated from the date that the control existed.

Equity Method Accounting – As of September 30, 2021, the Company owned 37.10% of the outstanding capital stock of Grands Moulins du Tenere Niger (“GMT Niger”) which was accounted for as an equity method investment. The Company applies the equity method of accounting for the investment, as the Company owns less than a 50% ownership interest and cannot exert significant influence. As such, this entity is not considered a variable interest entity. The equity method investment is included in other assets, noncurrent, on the accompanying consolidated balance sheets.

Non-Controlling Interests – Non-controlling interests on the consolidated statements of operations and comprehensive (loss) income represent the portion of a majority-owned subsidiary’s net income or loss that is attributed by non-controlling stockholders. Non-controlling interests on the consolidated balance sheets represent the portion of equity in a consolidated subsidiary owned by non-controlling stockholders.

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FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Emerging Growth Company Status – the Company is an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act (“JOBS Act”). Under the JOBS Act, EGCs can delay adopting new or revised accounting standards issued until such time as those standards apply to private companies. The Company has elected to use this extended transition period. In providing this relief, the JOBS Act does not preclude the Company from adopting a new or revised accounting standard earlier than the time that such standard applies to private companies. The Company will continue to use this relief until the earlier of the date that it (a) is no longer an emerging growth company or (b) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act.

Liquidity and going concern - We incurred losses and had an accumulated deficit of $91,795 and $83,550 at June 30, 2022 and December 31, 2021, respectively. Historically, the Company’s primary sources of liquidity have been cash and cash equivalents, cash flows from operations, and cash flows from financing activities, including funding under credit agreements.

The Company believes that cash on hand, as well as proceeds from planned debt and equity offerings will provide sufficient liquidity to fund operations for at least one year after the date the financial statements are issued. However, there is no assurance that future funding will be available if and when required or on terms acceptable to the Company. This projection is based on the Company’s current expectations regarding product sales, cost structure, cash burn rate and other operating assumptions.

3. RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance, which improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. This guidance is effective for the Company’s interim and annual reporting periods beginning after December 15, 2021. Refer to Note 7 for additional information disclosed by the Company.

4. CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

Cash, cash equivalents, and restricted cash consisted of the following:

	June 30,	December 31,
	2022	2021
	(in thousands)
Cash and cash equivalents	$20,696	$14,393
Restricted cash	15,600	-
Total	$36,296	$14,393

The June 30, 2022 restricted cash balance consisted of cash maintained in escrow related to FPAs. The cash will be released upon: (i) sale of the underlying shares by the FPA-holding stockholders into the open market, thus relieving the Company of its contingent liability to repurchase the respective shares, in which case the cash is released to the Company; or (ii) the FPA-holding stockholders exercising their rights to put the respective shares to the Company, in which case the cash is released to the FPA holders.

In the event that an FPA-holding stockholder chooses not to sell to the Company any shares that he owns as of the three-month anniversary of the Business Combination closing date, all remaining funds from the escrow account shall be released for the Company’s use without restriction. Refer to Note 14 — Derivative Liability for further information regarding the Company’s Forward Purchase Agreements.

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FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

5. LEASES

The Company has operating leases for real estate and vehicles. The Company has finance leases for equipment and construction land space. Leases are classified as finance leases because ownership of the underlying assets transfers at the end the lease term. Remaining lease terms for these leases range from less than one year to six years.

The Company does not record leases with a term of 12 months or less on the balance sheet.

Supplemental balance sheet information related to leases was as follows:

	Balance Sheet	June 30,	December 31,
	Classification	2022	2021
		(in thousands)
Assets
Operating leases	Right-of-use assets	$1,659	$2,077
Finance leases	Right-of-use assets	12,823	14,282
Total assets		$14,482	$16,359

Liabilities
Current liabilities
Operating leases	Current portion of long-term debt	$650	$685
Finance leases	Current portion of long-term debt	2,117	2,318
Total current liabilities		2,767	3,003
Noncurrent liabilities
Operating leases	Long-term debt	1,108	1,529
Finance leases	Long-term debt	1,639	2,923
Total noncurrent liabilities		2,747	4,452
Total liabilities		$5,514	$7,455

Right-of-use assets and their corresponding lease liabilities are measured and recognized based on the present value of the future minimum lease payments over the lease term at the commencement date.

Discount Rates

For the majority of its leases, the Company uses the rate implicit in the lease. For leases without an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments for those leases.

The weighted-average discount rates for the Company’s leases were as follows:

	June 30,	December 31,
	2022	2021
Operating leases	5.0%	5.0%
Finance leases	6.1%	6.2%

Lease Payments

The Company includes lease payments under options to extend or terminate the lease in the measurement of the right-of-use asset and lease liability when it is reasonably certain that it will exercise such options. Fixed lease costs represent the explicitly quantified lease payments prescribed by the lease agreement and are included in the measurement of the right-of-use asset and corresponding lease liability.

12

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

The weighted-average remaining lease term of the Company’s leases were as follows:

	June 30,	December 31,
	2022	2021
Operating leases	6.4 years	6.6 years
Finance leases	1.5 years	2.0 years

The components of lease expense for the six months ended June 30, 2022 and 2021, were as follows:

	June 30,	June 30,
	2022	2021
	(in thousands)
Operating lease cost	$342	$367
Finance lease cost:
Amortization of right-of-use assets	214	236
Interest on lease liabilities	157	242
Total lease cost	$713	$845

As of June 30, 2022, future maturities of lease liabilities were as follows:

	Operating Leases	Finance Leases
	(in thousands)
Remainder of 2022	$399	$1,241
2023	690	2,205
2024	203	456
2025	91	-
2026	71	-
Thereafter	637	-
Total lease payments	2,091	3,902
Less: Interest	(333)	(146)
Present value of lease liabilities	$1,758	$3,756

Other information related to leases for the six months ended June 30, 2022 and 2021 were as follows:

	June 30,	June 30,
	2022	2021
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$342	$367
Operating cash flows for finance leases	$214	$115
Financing cash flows for finance leases	$157	$124

13

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

6. ACCOUNTS RECEIVABLE

The gross and realizable value of accounts receivable are detailed as follows:

	June 30,	December 31,
	2022	2021
	(in thousands)
Accounts receivable	$43,674	$48,050
Allowance for credit losses	(14,904)	(15,737)
Total	$28,770	$32,313

Changes in allowances for credit losses consisted of:

Allowance for
Accounts Receivable
(in thousands)
Balance at December 31, 2020	(13,532)
Current period provision for expected credit losses	(2,794)
Foreign currency exchange adjustments	589
Balance at December 31, 2021	$(15,737)
Current period provision for expected credit losses	(616)
Foreign currency exchange adjustments	1,449
Balance at June 30, 2022	$(14,904)

7. OTHER RECEIVABLES

Other current receivables consist of:

	June 30,	December 31,
	2022	2021
	(in thousands)
Government subsidies	$35,997	$18,824
Value-added tax receivable	3,394	3,916
Advances to suppliers	3,049	1,362
Prepaid expenses	3,877	2,712
Other receivables	3,332	5,208
Total	$49,649	$32,022

During the six months ended June 30, 2022, the Company received $17,695 in the aggregate of government subsidies for the production of affordable flour and relief from import tax on foreign sourced raw materials from the Moroccan government.

8. INVENTORIES, NET

Inventories, net, are detailed as follows:

	June 30,	December 31,
	2022	2021
	(in thousands)
Merchandise	$20,934	$9,244
Raw materials and consumable supplies	28,851	24,409
Finished products	6,982	5,024
Inventory reserve	(1,013)	(1,114)
Total	$55,754	$37,563

14

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

9. PROPERTY, PLANT AND EQUIPMENT

	June 30,	December 31,
	2022	2021
	(in thousands)
Land	$22,793	$25,139
Buildings	55,174	60,384
Machinery and equipment	51,452	56,275
Construction in progress	7,944	5,417
Others	9,965	10,863
Total	147,328	158,078
Less accumulated depreciation	(46,366)	(44,645)
Foreign exchange difference	113	(3,957)
Total	$101,075	$109,476

Depreciation expense was $2,185 and $1,732 for the six months ended June 2022 and 2021, respectively, included in cost of sales in the in the condensed consolidated statements of operations and comprehensive loss.

10. GOODWILL AND OTHER INTANGIBLE ASSETS

In connection with the establishment of reporting segments for each reporting period, the Company allocated goodwill between reporting units using a relative fair value allocation approach.

Goodwill on the balance sheet resulted from the acquisition of the following subsidiaries:

-	Tria Group and Maymouna Food Group acquired in 2015,
-	Sanabil SA, MDS Burkina and MDS Mali acquired in 2021.

Changes in the carrying amount of goodwill allocated to its reporting units for the six months ended June 30, 2022 and the year ended December 31, 2021 are as follows:

	Soft	Durum	Couscous
	Wheat	Wheat	and Pasta	Total
	(in thousands)
Balance at December 31, 2020	$31,058	$7,641	$9,373	$48,072
Business combinations	5,607	-	-	5,607
Foreign currency exchange adjustments	(1,471)	(286)	(351)	(2,108)
Balance at December 31, 2021	$35,194	$7,355	$9,022	$51,571
Foreign currency exchange adjustments	(3,132)	(664)	(814)	(4,610)
Balance at June 30, 2022	$32,062	$6,691	$8,208	$46,961

15

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Changes in the carrying amount of intangible assets for the six months ended June 30, 2022 and the year ended December 31, 2021 are as follows:

Intangible
Assets
(in thousands)
Balance at December 31, 2020	$363
Acquisitions	3,915
Amortization	(111)
Foreign currency exchange adjustments	(192)
Balance at December 31, 2021	$3,975
Acquisitions	118
Amortization	(55)
Foreign currency exchange adjustments	(371)
Balance at June 30, 2022	$3,667

As of June 30, 2022, the weighted-average remaining amortization period for intangibles other than goodwill is 14.5 years and future intangible amortization is expected to total the following:

(in thousands)
Remainder of 2022	$142
2023	313
2024	313
2025	313
Thereafter	1,670
Total amortization	$2,751

11. ACCRUED EXPENSES

Accrued expenses consist of:

	June 30,	December 31,
	2022	2021
	(in thousands)
Consideration payable to selling stockholder	$20,000	$-
Accrued government taxes	3,017	8,647
Accrued interest	2,180	2,611
Accrued salaries and benefits	838	957
Accruals to social agencies	574	582
Other accrued expenses	133	265
Total	$26,742	$13,062

16

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

12. LINES OF CREDIT

Lines of Credit – working capital

The Company has entered into unsecured revolving credit agreements with several financial institutions to fund working capital requirements (“WC Lines of Credit”). The WC Lines of Credit provide the Company with the ability to borrow funds under consolidated lines of credit of up to approximately $57,000. Interest rates range from 5.6% to 7.5%. The WC Lines of Credit renew automatically on an annual basis. The Company and certain of its subsidiaries are borrowers under the WC Lines of Credit, and their obligations are cross guaranteed by certain other subsidiaries.

Lines of Credit – wheat inventories

The Company has entered into credit agreements with several financial institutions for asset-based credit facilities in order to fund wheat raw material purchases (“Wheat Credit Facilities”). The Wheat Credit Facilities provide the ability to borrow funds under consolidated lines of credit of up to approximately $127,000, subject to certain borrowing base criteria. The Wheat Credit Facilities are secured by the Company’s inventory. Interest rates range from 1.4% to 7.5% per annum. The Wheat Credit Facilities must be renewed on a semi-annual basis. The Company and certain of its subsidiaries are borrowers under the Wheat Credit Facilities, and their obligations are cross guaranteed by certain other subsidiaries.

13. LONG-TERM DEBT

The long-term debt of is presented as follows:

	June 30,	December 31,
	2022	2021
	(in thousands)
Convertible bonds	$-	$500
Loans	10,783	17,019
Leases	5,514	7,455
Total outstanding debt	16,297	24,974
Less current portion	(6,681)	(10,845)
Total long-term debt	$9,616	$14,129

The term loans and other financial liabilities are evaluated according to the amortized cost method using the effective interest rate of the loan. The loan issuance costs and premiums are determined at inception and are amortized over the useful life of the loan via the effective interest rate.

Convertible Bonds

On December 31, 2021 the Company authorized the issuance of convertible bonds of up to $40,000 with an annual interest rate of 6.00% through June 15, 2026. As of March 31, 2022, the Company issued $11,500 in aggregate principal amount of 6.00% convertible bonds (the “Convertible Bonds”). The Convertible Bonds bear cash interest at a rate of 6.00% payable annually on each 12-month anniversary of the date of issuance and on the final redemption date of June 15, 2026, unless earlier redeemed or converted in accordance with the terms of the Convertible Bonds. The Convertible Bonds are unsecured obligations of the Company and are not transferable without the consent of the Company.

The Convertible Bonds will be redeemable, in whole or in part at the Company’s option at any time, and from time to time at a cash redemption price equal to the principal amount of the Convertible Bonds to be redeemed, plus accrued and unpaid interest without premium or penalty.

Pursuant to the terms of the Convertible Bonds, upon consummation of the Business Combination, the Convertible Bonds are subject to mandatory conversion into ordinary shares of New Forafric at a conversion price of $9.45 per share. The ordinary shares will be calculated by dividing the principal amount being converted, together with all accrued but unpaid interest thereon, but the conversion price of $9.45. The conversion price is subject to customary adjustments for stock dividends, stock splits, reclassifications, and the like, and is also subject to price-based adjustment, on a “full ratchet” basis, in the event of any issuances of common stock, or securities convertible, exercisable or exchangeable for, common stock at a price below the then-applicable conversion price (subject to certain exceptions).

17

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Upon consummation of the Business Combination, all Convertible Bonds were converted into ordinary shares of the Company.

Term Loans

The Company maintains term loans with several financial institutions (the “Term Loans”). The Term Loans are unsecured and have fixed monthly payments ranging from approximately $66 to $368. Interest on the Term Loans range from 5.8%-8.0% per annum. The Term Loans mature through 2034.

Lease Obligations

The Company owes $5,514 and $7,455 related to its leases as of June 30, 2022 and December 31, 2021, respectively. Lease obligations are payable in monthly installments of principal and interest and are collateralized by the related assets financed. Refer to Note 5 for additional information regarding the Company’s leases.

The scheduled maturities of outstanding debt as of June 30, 2022 are as follows:

(in thousands)
Remainder of 2022	$5,332
2023	4,451
2024	2,506
2025	1,131
2026	1,170
Thereafter	1,707
Total outstanding debt	$16,297

14. FORWARD SHARE PURCHASE AGREEMENTS AND DERIVATIVE LIABILITY

In 2022, the Company entered into separate FPAs with certain investors. The FPAs allow the investors to sell and transfer common stock held by the investors to the Company in exchange for cash. The price to be paid by the Company was $10.80 per share. As required by the FPAs, $16,200 of cash was placed into escrow upon closing of the Business Combination, to be used for the share purchases. If the FPAs were not exercised by the holders within their terms of three months post-Business Combination closing, the associated funds were to be released from escrow to the Company. We account for the FPAs as derivative liabilities, remeasured to fair value on a recurring basis, with changes in the fair value recorded to earnings.

The following table presents a summary of the changes in the fair value of the Forward Share Purchase Agreements derivative liability:

(in thousands)
June 9, 2022	$4,685
Change in fair value	402
June 30, 2022	$5,087

18

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

The FPAs derivative liability was calculated using a Black-Scholes Pricing Model and the following Level 3 inputs:

	June 9, 2022	June 30, 2022

Stock Price	$9.47	$8.23
Exercise (Strike) Price	$10.80	$10.80
Time to Maturity (in years)	0.25	0.19
Annual Risk Free Rate	1.30%	1.70%
Annualized Volatility	122.00%	122.00%

15. CONTINGENT CONSIDERATION LIABILITY

In accordance with the terms of the Business Combination Agreement, the Company will pay to the Seller 20% of any cash proceeds received by Company before the five-year anniversary of the Closing resulting from the exercise of Company Warrants outstanding as of the Signing Date.

The contingent consideration liability is included in “Contingent consideration liability” on the consolidated balance sheet. Changes in the fair value of the liability are included in “Change in fair value of derivatives and contingent consideration” on the Consolidated Statements of Operations.

The Company utilized a probability weighted scenario-based model to determine the fair value of the contingent consideration. Based on this valuation model, the Company determined the fair value of the contingent consideration to be $1,308 as of the Closing date and $1,311 as of June 30, 2022. The assumptions used in the analysis are inherently subjective; therefore, the ultimate amount of the liability may differ materially from the current estimate.

The significant unobservable inputs used in the fair value measurement of the contingent consideration liability are measures of the estimated payouts over a five-year period based on internally generated financial projections on a probability-weighted basis and a discount rate which was in a range of 2.35% to 3.07% with a weighted average of 2.99% as of June 30, 2022.

The following table presents a summary of the changes in the fair value of the contingent consideration liability:

(in thousands)
June 9, 2022	$1,308
Change in fair value	3
June 30, 2022	$1,311

16. INCOME TAXES

The Company’s effective tax rate was -21% and 104% for the six months ended June 30, 2022 and 2021, respectively. The effective tax rate was lower than the Moroccan statutory rate primarily due to unrecognized tax losses and the minimum contribution due to the Moroccan tax authorities levied on turnover and other specific revenue.

During the periods ended June 30, 2022 and December 31, 2021, the Company has $7,206 and $7,265, respectively, as unrecognized net operating losses.

In assessing the realizability of these deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating loss carryforwards can be utilized. The Company considers the level of historical taxable income, scheduled reversal of temporary differences, tax planning strategies, and projected future taxable income in determining whether a valuation allowance is warranted. The Company maintained a valuation allowance of $7,206 and $7,265 respectively as of June 30, 2022 and December 31, 2021 against its net operating losses.

19

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

17. VARIABLE INTEREST ENTITIES AND ACQUISITIONS

Asset acquisitions

During June 2022 and as part of the Company’s growth strategy in the Western African region, the Company acquired the rights to exploit and invest in lands based in the port areas of Ivory Coast, Benin, and Guinea Bissau for a total amount of $ 1.7 million. This transaction has been finalized in July 2022.

The acquired rights are held by companies created by Groupe Sahel. These companies (MDS Côte d’Ivoire, MDS Guinea Bissau and MDS Benin) are non-operating and were created for the sole purpose of holding the above-mentioned rights. Consequently, we considered this investment as asset acquisition and the amount paid is presented as fixed assets in-progress as of June 30, 2022.

Sanabil SA

Effective on October 7, 2021, the Company completed a share purchase acquisition of Moulins Sanabil SA (“Sanabil SA”). By way of the acquisition, the Company acquired a 60% stake in a wheat milling business in the region of Meknes, Morocco.

Pursuant to the terms of the agreement, the purchase price of the acquisition was $331, fully paid in cash.

The following table represents the final allocation of the purchase consideration among assets acquired and liabilities assumed at their estimated acquisition date fair values:

Consideration paid:
Cash	$332
Assumed debt	6,548
Noncontrolling interest	221
Total consideration paid	$7,101

Net assets acquired:
Current assets	$4,665
Current liabilities	(4,416)
Property, plant and equipment	5,413
Tradename	323
Customer relationship	453
Total net assets acquired	6,438
Goodwill	663
Total consideration paid	$7,101

The valuation of the acquired intangible assets is inherently subjective and relies on significant unobservable inputs. The Company used an income approach to value the acquired customer relationships intangible assets. The method used for the acquired trade name intangible assets was the Relief from Royalty Method. The valuation for each of these intangible assets was based on estimated projections of expected cash flows to be generated by the assets, discounted to the present value at discount rates commensurate with perceived risk. The valuation assumptions take into consideration the Company’s estimates of customer attrition and revenue growth projections. The Company is amortizing the identifiable intangible assets arising from the Sanabil SA acquisition in relation to the expected cash flows from the individual intangible assets over their respective useful lives, which have a weighted average life of 20 years (see Note 10). Goodwill represents Sanabil SA’s market presence and its experienced workforce as well as future potential to generate cash flows and other economic benefits and results from assets that are not separately identifiable as part of the transaction and is not deductible for tax purposes.

The Company incurred no material transaction costs for the acquisition of Sanabil SA.

20

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

The carrying amount of Sanabil SA’s assets and liabilities included in the consolidated financial statements are as follows at June 30, 2022 and December 31, 2021:

	June 30,	December 31,
	2022	2021
	(in thousands)	(in thousands)
Cash	$1,555	$2,670
Accounts receivable	1,924	1,944
Inventory	6,373	936
Other current assets	1,595	3,950
Property, plant, and equipment	4,614	5,233
Intangible assets	691	777
Goodwill	589	636
Total assets	$17,341	$16,146
Accounts payable	$6,403	$3,896
Other current liabilities	1,978	6,807
Long-term debt	1,148	1,061
Total liabilities	$9,529	$11,764

Pro Forma information

The following unaudited pro forma information presents the impact of the results of operations of Sanabil SA on the Company revenue and net income for the six months ended June 30, 2022 and 2021 as if the Sanabil SA acquisition had been completed on January 1, 2021, with adjustments to give effect to pro forma events that are directly attributable to the Sanabil SA acquisition.

The unaudited pro forma information does not reflect any operating efficiencies or potential cost savings that may result from the consolidation of the operations of the Company and Sanabil SA. Accordingly, this unaudited pro forma information is presented for illustrative purposes and are not intended to represent or be indicative of the actual impact on the results of operations of the Company that would have been achieved had the Sanabil SA acquisition occurred at January 1, 2021, nor are they intended to represent or be indicative of impact on future results of operations:

	June 30,	June 30,
.	2022	2021
	(in thousands)	(in thousands)
Revenues	$11,220	$9,875
Net income (loss)	$222	$(1,047)

MDS Burkina

Effective on July 30, 2021, the Company completed a share purchase acquisition of MDS Burkina. By way of the acquisition, the Company acquired a 78.21% stake in a wheat milling business in Burkina.

Pursuant to the terms of the agreement, the Company will provide financial investments to MDS Burkina in the form of a cash consideration for a total amount of $6,153 fully paid in cash as of June 30, 2022. The amount invested will be used first to recapitalize the company and finance working capital.

The Company thus agreed to fund MDS Burkina for operational cash flow needs and bear the risk of its losses from operations and MDA Burkina agrees that the Company has rights to 78.21% of MDS Burkina’s net profits, if any.

21

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

The following table represents the preliminary allocation of the purchase consideration among assets acquired and liabilities assumed at their estimated acquisition date fair values:

Consideration paid:
Cash	$6,153
Assumed debt	7,348
Noncontrolling interest	1,714
Total consideration paid	$15,215

Net assets acquired:
Current assets	$4,559
Current liabilities	(1,144)
Property, plant and equipment	9,970
Total net assets acquired	13,385
Goodwill	1,830
Total consideration paid	$15,215

Goodwill represents MDS Burkina’s market presence and its experienced workforce as well as future potential to generate cash flows and other economic benefits and results from assets that are not separately identifiable as part of the transaction and is not deductible for tax purposes.

The Company incurred no material transaction costs for the acquisition of MDS Burkina.

The carrying amount of MDS Burkina’s assets and liabilities included in the consolidated financial statements are as follows at June 30, 2022 and December 31, 2021:

	June 30,	December 31,
	2022	2021
	(in thousands)	(in thousands)
Cash	$79	$170
Accounts receivable	-	189
Inventory	920	1,038
Other current assets	314	2,126
Property, plant, and equipment	8,613	9,449
Goodwill	1,599	1,744
Total assets	$11,525	$14,716
Accounts payable	$265	$476
Other current liabilities	785	507
Long-term debt	3,501	6,621
Total liabilities	$4,551	$7,604

Pro Forma information

The following unaudited pro forma information presents the impact of the results of operations of MDS Burkina on the Company revenue and net income for the six months ended June 30, 2022 and 2021 as if the MDS Burkina acquisition had been completed on January 1, 2021, with adjustments to give effect to pro forma events that are directly attributable to the MDS Burkina acquisition.

The unaudited pro forma information does not reflect any operating efficiencies or potential cost savings that may result from the consolidation of the operations of the Company and MDS Burkina. Accordingly, this unaudited pro forma information is presented for illustrative purposes and are not intended to represent or be indicative of the actual impact on the results of operations of the Company that would have been achieved had the MDS Burkina acquisition occurred at January 1, 2021, nor are they intended to represent or be indicative of impact on future results of operations:

	June 30,	June 30,
	2022	2021
	(in thousands)	(in thousands)
Revenues	$1,970	$-
Net loss	$(335)	$(409)

22

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

MDS Mali

Effective on April 30, 2021, the Company completed a share purchase acquisition of MDS Mali. By way of the acquisition, the Company acquired a 70.35% stake in a wheat milling business in Mali.

Pursuant to the terms of the agreement, the Company will provide financial investments to MDS Mali in the form of a cash consideration for a total amount of $9,579 fully paid in cash as of June 30, 2022. The amount invested will be used first to recapitalize the company and finance working capital.

The following table represents the final allocation of the purchase consideration among assets acquired and liabilities assumed at their estimated acquisition date fair values:

Consideration paid:
Cash	$9,579
Assumed debt	9,723
Noncontrolling interest	4,037
Total consideration paid	$23,339

Net assets acquired:
Current assets	$16,715
Current liabilities	(7,293)
Property, plant and equipment	8,289
Tradename	734
Customer relationship	1,760
Other intangible assets	20
Total net assets acquired	20,225
Goodwill	3,114
Total consideration paid	$23,339

The valuation of the acquired intangible assets is inherently subjective and relies on significant unobservable inputs. The Company used an income approach to value the acquired customer relationships intangible assets. The method used for the acquired trade name intangible assets was the Relief from Royalty Method. The valuation for each of these intangible assets was based on estimated projections of expected cash flows to be generated by the assets, discounted to the present value at discount rates commensurate with perceived risk. The valuation assumptions take into consideration the Company’s estimates of customer attrition and revenue growth projections.

The Company is amortizing the identifiable intangible assets arising from the MDS Mali acquisition in relation to the expected cash flows from the individual intangible assets over their respective useful lives, which have a weighted average life of 20 years (see Note 9).

Goodwill represents MDS Mali’s market presence and its experienced workforce as well as future potential to generate cash flows and other economic benefits and results from assets that are not separately identifiable as part of the transaction and is not deductible for tax purposes.

The Company incurred no material transaction costs for the acquisition of MDS Mali.

23

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

The carrying amount of MDS Mali’s assets and liabilities included in the consolidated financial statements are as follows at June 30, 2022 and December 31, 2021:

	June 30,	December 31,
	2022	2021
	(in thousands)	(in thousands)
Cash	$1,553	$1,011
Accounts receivable	1,108	1,790
Inventory	4,319	3,132
Other current assets	2,883	7,571
Property, plant, and equipment	6,564	7,320
Intangible assets	2,066	2,287
Goodwill	2,677	2,919
Total assets	$21,170	$26,030
Accounts payable	$3,382	$4,493
Other current liabilities	797	1,017
Long-term debt	4,772	7,121
Total liabilities	$8,951	$12,631

Pro Forma information

The following unaudited pro forma information presents the impact of the results of operations of MDS Mali on the Company revenue and net income for the six months ended June 30, 2022 and 2021 as if the MDS Mali acquisition had been completed on January 1, 2021, with adjustments to give effect to pro forma events that are directly attributable to the MDS Mali acquisition.

The unaudited pro forma information does not reflect any operating efficiencies or potential cost savings that may result from the consolidation of the operations of the Company and MDS Mali. Accordingly, this unaudited pro forma information is presented for illustrative purposes and are not intended to represent or be indicative of the actual impact on the results of operations of the Company that would have been achieved had the MDS Mali acquisition occurred at January 1, 2021, nor are they intended to represent or be indicative of impact on future results of operations:

	June 30,	June 30,
	2022	2021
	(in thousands)	(in thousands)
Revenues	$12,984	$5,920
Net (loss) income	$(73)	$728

24

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Trigola

Effective on November 5, 2020, pursuant to an investment and shareholders agreement dated November 5, 2020, the Company entered into an agreement with Trigola, an entity incorporated in the Republic of Angola and owned by the Parent for a majority for a share in Trigola’s equity of 75%. Pursuant to the terms of the agreement, the Company will provide financial investments for the construction, commissioning and operation of a new industrial facility for the processing of wheat and the production of wheat flour, management services and other services on an exclusive basis in relation to Trigola’s business. The Company agrees to fund Trigola for operational cash flow needs and bear the risk of Trigola’s losses from operations and Trigola agreed that the Company has rights to 75% of Trigola’s net profits, if any.

The carrying amount of the Trigola’s assets and liabilities included in the consolidated financial statements are as follows at June 30, 2022 and December 31, 2021:

	June 30,	December 31,
	2022	2021
	(in thousands)	(in thousands)
Cash	$2,020	$98
Other current assets	115	400
Property, plant, and equipment	5,141	4,124
Total assets	$7,276	$4,622
Accounts payable	$7,292	$4,122
Other current liabilities	103	161
Total liabilities	$7,395	$4,283

The operating results of Trigola included in the consolidated financial statements are as follows for the six months ended June 30, 2022 and 2021:

	June 30,	June 30,
	2022	2021
	(in thousands)	(in thousands)
Revenues	$-	$155
Net (loss) income	$(456)	$81

On September 30, 2021, the Company acquired 37.10% of the capital stock of GMT Niger headquartered in Niger, which is a non-operational wheat milling facility. The Company has accounted for this investment as an equity method investment. GMT Niger was non-operational for the six months ending June 30, 2022, as such, no gain or loss representing the Company’s portion of ownership was recorded.

18. STOCKHOLDERS’ EQUITY

Capital stock

Preferred Shares - The Company is authorized to issue 1,000,000 Preferred Shares with a par value of $.001 per share. The authorized Preferred Shares will be available for issuance by the Board upon the passing of an ordinary resolution of the holders of the ordinary shares. The ordinary resolutions of the stockholders of New Forafric will stipulate the powers, preferences and relative, participating, optional and other rights or special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as well as any restrictions, of the class of preferred shares as a whole, which has not yet been determined.

Ordinary Shares - The Company is authorized to issue 100,000,000 Ordinary Shares with a par value of $.001 per share. As of June 30, 2022, a total of 26,811,650 ordinary shares were issued and outstanding. In the event of the liquidation of New Forafric, after satisfaction of liabilities to creditors, the assets of New Forafric will be distributed to the holders of the ordinary shares in New Forafric in proportion to their respective shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of preferred shares with preferential rights that may be authorized by ordinary resolution in the future. The holders of ordinary shares have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the ordinary shares. The rights, preferences and privileges of holders of the ordinary shares may be subject to those of the holders of any preferred shares New Forafric may issue in the future.

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FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Class Z non-redeemable and non-convertible ordinary shares - The Company is authorized to issue 30,000,000 Class Z non-redeemable and non-convertible ordinary shares (“Class Z Ordinary Shares”) with a par value of $.001 per share. As of June 30, 2022, the Company did not have any Class Z Ordinary Shares issued and outstanding. Following the Redomiciliation, Forafric Global Limited will undertake the PLC Re-registration in order to alter its authorized and issued share capital to facilitate its re-registration as a Gibraltar public company limited by shares. In order not to affect the rights of the ordinary shares, the existing shares in issue in the authorized share capital of Forafric Global Limited will be re-classified and re-designated into Class Z non-redeemable and non-convertible ordinary shares. In the event of the liquidation of New Forafric, after satisfaction of liabilities to creditors, the assets of New Forafric will be distributed to the holders of the all classes of issued shares in New Forafric pari passu in proportion to their respective shareholdings. Prior to the allotment and issue of any ordinary shares, the holder of Class Z non-redeemable and non-convertible ordinary shares shall be entitled to the surplus assets of New Forafric that are available for distribution. Following the allotment and issue of any ordinary shares, the holder of Class Z non-redeemable and non-convertible ordinary shares shall only be entitled, on a pro rata basis and pari passu with the holders of all other shares in new Forafric, only the paid-up capital on the Class Z non-redeemable and non-convertible ordinary shares and shall not be entitled to any surplus assets of New Forafric available for distribution. The holders of Class Z non-redeemable and non-convertible ordinary shares have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class Z non-redeemable and non-convertible ordinary shares. The rights, preferences and privileges of holders of the Class Z non-redeemable and non-convertible ordinary shares may be subject to those of the holders of any Preferred Shares New Forafric may issue in the future.

Redeemable Warrants

Public Warrants - At June 30, 2022, there were 11,600,833 public warrants outstanding. Each public redeemable warrant entitles the registered holder to purchase one ordinary share at a price of $11.50 per share. The Company may call the outstanding public warrants for redemption in whole and not in part, at a price of $0.01 per warrant:

-	at any time while the warrants are exercisable;

-	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

-	if, and only if, the reported last sale price of the Ordinary Share equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to warrant holders, and

-	if, and only if, there is a current registration statement in effect with respect to the Ordinary Share underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

Private Warrants - At June 30, 2022, there were 4,188,889 private warrants outstanding. Each private warrant entitles the registered holder to purchase one ordinary share at a price of $11.50 per share.

The Company accounts for the Public and Private warrants in accordance with the guidance contained in FASB ASC 815, “Derivatives and Hedging”. Under ASC 815-40 warrants that meet the criteria for equity treatment are recorded in shareholders’ equity. The warrants are subject to re-evaluation of the proper classification and accounting treatment at each reporting period. If the warrants no longer meet the criteria for equity treatment, they will be recorded as a liability and remeasured each period with changes recorded in the statement of operations.

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FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Stockholder Earn-Out Rights

As a part of the Business Combination consideration, the selling stockholder shall be entitled to receive, as additional consideration, and without any action on behalf of the Company or the Company’s stockholders, additional ordinary shares (the “Earnout Shares”), to be issued as follows during the period from and after the Closing until the end of calendar year 2024 (A) 500,000 Earnout Shares, if, during calendar year 2022, Adjusted EBITDA (as defined in the Business Combination Agreement) of the Company is equal to or greater than $27 million, (B) 500,000 Earnout Shares, if, during calendar year 2023, Adjusted EBITDA of the Company is equal to or greater than $33 million, and (C) 1,000,000 Earnout Shares, if, during calendar year 2024, the Buyer Trading Price (as defined in the Business Combination Agreement) during the standard market trading hours of a trading day is greater than or equal to $16.50 for any 20 trading days within any period of 30 consecutive trading days. As of June 30, 2022, there have been no Earnout Shares issued.

The Earnout have been deemed financial instruments to be issued upon the occurrence of contingent earn out provisions. The Earnout Shares are accounted for under ASC Topic 815-40, “Derivatives and Hedging”, pursuant to which the Earnout Shares are considered to be indexed to the Company’s own stock and therefore will be classified as equity instruments.

19. EQUITY INCENTIVE PLAN

In connection with the Business Combination, the Stockholders of the Company considered and approved the Forafric 2022 Long Term Employee Share Incentive Plan (the “Equity Incentive Plan”) which provides for the grant of awards, consisting of nominal cost options or phantom options to employees, directors and consultants of the Company or any of its subsidiaries. The maximum number of shares which may be the subject of awards under the Equity Incentive Plan may not exceed 10% of the issued share capital of the Company from time to time and the maximum number of shares reserved and available for issuance shall not exceed 2,645,684. No award can be exercised after the tenth anniversary of the date of grant. With the exception of certain special circumstances, an award can only be exercised while the award holder is employed or engaged by the Company or any of its subsidiaries. Subject to certain provisions, a vested award may be exercised in whole or in part at any time after its date of grant. As of June 30, 2022, no awards have been issued in regard to the 2022 Equity Incentive Plan.

20. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the reporting period. The Company’s weighted average number of shares outstanding used in calculating earnings per share are 21,566,289 and 20,910,600 for the periods ended June 30, 2022 and 2021, respectively. Because there was no activity to cause dilution in the weighted average common shares, basic and diluted earnings per share are disclosed together in each of the reporting periods.

The computation of diluted loss per share excludes the effect of earnout shares and warrants to purchase the Company’s shares because their inclusion would be anti-dilutive.

21. COMMITMENTS AND CONTINGENCIES

Since February 2022, the quantity of soft wheat available on the international market has decreased by 35% due to the ongoing war in Ukraine, causing the price of raw materials to increase. Despite this situation, we have not had any shortages on raw materials, and do not project to have any issuing fulfilling future orders. We have no firm and irrevocable commitments that will be affected by the war in Ukraine, and we will continue to assess the impact the war may have on our business.

In 2018, The Company entered into a five-year supply agreement with Millcorp, pursuant to which the Company is obligated to obtain at least 80% of the Company’s annual requirements of common wheat, durum wheat, or any other cereal, from Millcorp until March 31, 2023. Millcorp is currently providing 100% of the Company’s imported grain needs. The purchases incurred were $126,065 and $90,302 for the six months ended June 30, 2022 and 2021, respectively.

The Company has commitments with banks to finance its operating activities. The Company has provided collateral and mortgages to banks of $25,464 as of June 30, 2022 and December 31, 2021.

From time to time the Company is involved in litigation incidental to the conduct of its business. These matters may relate to employment and labor claims, patent and intellectual property claims, claims of alleged non-compliance with contract provisions and claims related to alleged violations of laws and regulations. When applicable, the Company records accruals for contingencies when it is probable that a liability will be incurred, and the amount of loss can be reasonably estimated. Defense costs are expensed as incurred and are included in professional fees. While the outcome of lawsuits and other proceedings against the Company cannot be predicted with certainty, in the opinion of management, individually or in the aggregate, no such lawsuits and other proceedings had or are expected to have a material effect on the condensed consolidated financial statements at June 30, 2022.

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FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

22. SEGMENT INFORMATION

The Company manages operations on a company-wide basis, thereby making determinations as to the allocation of resources in total rather than on a segment-level basis. The Company has designated reportable segments based on how management views its business. The Company does not segregate assets between segments for internal reporting. Therefore, asset-related information has not been presented. The reportable segments, as presented below, are consistent with the manner in which the Company reports its results to the CODM.

The principal products that comprise each segment are as follows:

Soft Wheat – The Soft Wheat segment includes the production and sale of soft wheat yielding flour that is used to make desserts and sauces.

Durum Wheat - The Durum Wheat segment includes the production and sale of hard wheat yielding flour that is used to make pasta.

Couscous and Pasta – The Couscous and Pasta segment includes the secondary processing of products including couscous and pasta sold to end customers.

The Company evaluates the performance of its segments based on sales and operating income. Operating income is defined as gross profit less sales & marketing costs, direct selling, general, and administrative expenses, and other operating expenses. The amounts in the following tables are obtained from reports used by senior management and do not include income taxes. Other expenses not allocated include unallocated corporate expenses (other operating expenses). The accounting policies of the Company’s segments are the same as those described in the summary of significant accounting policies set forth in Note 2.

Financial information relating to the Company’s reportable segments is as follows:

	June 30,	June 30,
	2022	2021
	(in thousands)
Sales to external customers:
Soft Wheat	$115,856	$81,449
Durum Wheat	22,316	24,994
Couscous & Pasta	16,820	14,542
Total	$154,992	$120,985
Direct operating income (loss):
Soft Wheat	$2,884	$2,804
Durum Wheat	(653)	3,405
Couscous & Pasta	(1,816)	(963)
Operating income	$415	$5,246

Geographic Information — The Company had net sales from customers outside of Morocco of approximately 12.3% (8.4% in Mali, 1.3% in Burkina and 2.6% in other countries) and 5.1% of total consolidated net sales from continuing operations for the six months ended June 30, 2022 and 2021, respectively. Net sales are determined based on the customer destination where the products are shipped.

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FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Long-lived assets consist of net property, plant, and equipment. The geographic location of long-lived assets is as follows:

	June 30,	December 31,
	2022	2021
	(in thousands)
Morocco	$78,956	$88,479
Burkina	8,613	9,449
Mali	6,564	7,320
Angola	5,141	4,124
Other	1,801	104
Total	$101,075	$109,476

23. RELATED PARTIES

The following discussion summarizes activity between the Company and related parties.

In 2015, the Company entered into a building lease agreement for the headquarters of Forafric Maroc, a wholly owned subsidiary, with a lease term through 2024. The Company’s Parent owns 100% of the company that owns the building. Total rent is approximately $420 per year.

Millcorp provides 100% of the imported grain to the Company. The purchases incurred were $126,065 and $90,302 for the six months ended June 30, 2022 and 2021, respectively.

The Company’s amounts due from related parties were $955 and $898 as of June 30, 2022 and December 31, 2021, respectively.

As of December 31, 2021, the Company had an interest-free loan with no maturity date to a related party in the amount of $15,269. This loan has been converted into the Company’s shares as a result of the Business Combination at the Closing Date.

The Company has not entered into any significant transactions with other related parties.

24. SUBSEQUENT EVENTS

In preparing the consolidated financial statements through the June 30, 2022, the Company has evaluated subsequent events for recognition and disclosure through December 16, 2022, the date that these consolidated financial statements and accompanying notes were available for issuance.

In July 2022, the Company acquired some agreements to exploit lands based in the port areas of Ivory Coast, Benin, and Guinea Bissau for a total amount of $1,200. This investment aims to optimize Logistics and secure supply in accordance with the Company’s expansion strategy.

On September 8, 2022, the Company entered into a subscription agreement with the Seller , who is the holder of 64.5% of the Company’s outstanding ordinary shares. Pursuant to this subscription agreement, the Company agreed to issue and allot 1,550,000 ordinary shares with a par value of $0.001 for consideration of $12,400. This amount is to be settled in full by the partial off-set of the $20,000 consideration payable owed to the Seller.

Additionally, the Company entered into a warrant agreement with the Seller, pursuant to which the Company agreed to issue 516,666 warrants to the Seller, each of which entitles the holder to purchase one ordinary share of the Company, par value $0.001, at an exercise price of $11.50 per Ordinary Share. The warrants are exercisable in cash for a period of 5 years.

On September 9, 2022, pursuant to the terms of the Company’s FPA’s, certain investors elected to have the Company acquire a total of 1,179,722 ordinary shares at a price of $10.80 per share for an aggregate purchase price of $12,741. During the period of July 1, 2022 through September 9, 2022, $86 has been released from escrow accounts relating to the FPA holders selling shares in the open market.

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